UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ECHOSTAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	Name of Reporting Person William R. Gouger

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,886,119 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 20,886,119 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 20,886,119

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 31.7% (2)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Gouger is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 28 shares of Class A Common Stock beneficially owned directly by Mr. Gouger; (ii) 1,450 shares of Class A Common Stock beneficially owned indirectly by Mr. Gouger in the DISH Network 401(k) Employee Savings Plan; (iii) 1,249,012 shares of Class A Common Stock, including 1,247,372 issuable upon conversion of shares of Class B Common Stock, beneficially owned by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power) of certain trusts established by Mr. Charles W. Ergen for the benefit of his family; (iv) 3,560,833 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen 2010 Family Trust (the “2010 Family Trust”); (v) 7,074,796 shares of Class B Common Stock beneficially owned by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Three-Year 2014 SATS GRAT (the “2014 GRAT”); and (vi) 9,000,000 shares of Class B Common Stock beneficially owned by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Three-Year 2015 SATS GRAT (the “2015 GRAT”). There is no arrangement or agreement between any of the trusts identified in clauses (iii) through (vi) above to vote or dispose of any shares of EchoStar.  Mr. Gouger exercises voting and dispositive power with respect to each such trust independently and in accordance with his fiduciary responsibilities to the beneficiaries of such trusts.

(2) Based on 44,941,806 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by Mr. Gouger into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Gouger may be deemed to beneficially own would be approximately 22.5%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Gouger beneficially owns equity securities of EchoStar representing approximately 40.0% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	Name of Reporting Person Ergen 2010 FAMILY TRUST

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,560,833 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,560,833 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 3,560,833

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 7.3% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the 2010 Family Trust are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 44,941,806 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 3.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 6.8% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	Name of Reporting Person Ergen Three-Year 2014 SATS GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,074,796 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,074,796 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 7,074,796

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 13.6% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the 2014 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 44,941,806 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 7.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 13.5% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	Name of Reporting Person Ergen Three-Year 2015 SATS GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,000,000 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 9,000,000 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 9,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.7% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the 2015 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 44,941,806 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 9.7%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 17.2% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	Name of Reporting Person Ergen Five-Year 2010 SATS GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.0% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Ergen Five-Year 2010 SATS GRAT (the “2010 Five-Year GRAT”) were shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  On November 30, 2015, the 2010 Five-Year GRAT distributed (i) 380,240 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment, and (ii) the remaining 1,076,458 shares of Class B Common Stock held by the 2010 Five-Year GRAT to the 2010 Family Trust.  On November 30, 2015, the 2010 Five-Year GRAT expired in accordance with its terms.

(2) Based on 44,941,806 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 0.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 0.0% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

ITEM 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) William R. Gouger; (b) the 2010 Five-Year GRAT; (c) the 2010 Family Trust; (d) the 2014 GRAT; and (e) the 2015 GRAT, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger, the 2010 Five-Year GRAT, the 2010 Family Trust, the 2014 GRAT, and the 2015 GRAT.

(A) William R. Gouger

Mr. Gouger’s principal occupation is owner and manager of SC Management, LLC, whose principal business is to provide management services, including, tax and estate planning services. His address is 5701 S. Santa Fe Drive, Littleton, Colorado 80123. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B)  2010 Five-Year GRAT

The 2010 Five-Year GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o William R. Gouger, as Trustee, at 5701 S. Santa Fe Drive, Littleton, Colorado 80123. The 2010 Five-Year GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Five-Year GRAT, Mr. Gouger is vested with sole voting and investment power over the 0 shares of Class B Common Stock held by the 2010 Five-Year GRAT, except as set forth in Item 6 below.

(C) 2010 Family Trust

The 2010 Family Trust was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o William R. Gouger, as Trustee, at 5701 S. Santa Fe Drive, Littleton, Colorado 80123. The 2010 Family Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Family Trust, Mr. Gouger is vested with sole voting and investment power over the 3,560,833 shares of Class B Common Stock held by the 2010 Family Trust, except as set forth in Item 6 below.

(D) 2014 GRAT

The 2014 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o William R. Gouger, as Trustee, at 5701 S. Santa Fe Drive, Littleton, Colorado 80123. The 2014 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2014 GRAT, Mr. Gouger is vested with sole voting and investment power over the 7,074,796 shares of Class B Common Stock held by the 2014 GRAT, except as set forth in Item 6 below.

(E) 2015 GRAT

The 2015 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o William R. Gouger, as Trustee, at 5701 S. Santa Fe Drive, Littleton, Colorado 80123. The 2015 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2015 GRAT, Mr. Gouger is vested with sole voting and investment power over the 9,000,000 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6 below.

ITEM 3.  Source and Amount of Funds and Other Consideration

Item 3 is amended and supplemented as follows:

On November 30, 2010, Mr. Ergen contributed 2,500,000 shares of Class B Common Stock to each of the Ergen Two-Year 2010 SATS GRAT (the “2010 Two-Year GRAT”), the Ergen Three-Year 2010 SATS GRAT (the “2010 Three-Year GRAT”), the Ergen Four-Year 2010 SATS GRAT (the “2010 Four-Year GRAT”), and the 2010 Five-Year GRAT (the “2010 Five-Year GRAT”, collectively with the 2010 Two-Year GRAT, the 2010 Three-Year GRAT, and the 2010 Four-Year GRAT, are referred to as the “2010 GRATs”). Mr. Ergen established the 2010 GRATs for estate planning purposes. Members of Mr. Ergen’s family were the beneficiaries of the 2010 GRATs.  The shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

On November 30, 2012, the 2010 Two-Year GRAT distributed (i) 893,252 shares of Class B Common Stock held by the 2010 Two-Year GRAT to Mr. Ergen as an annuity payment, and (ii) the remaining 531,423 shares of Class B Common Stock held by the 2010 Two-Year GRAT to the 2010 Family Trust.  The 2010 Two-Year GRAT expired in accordance with its terms on November 30, 2012.

On December 2, 2013, the 2010 Three-Year GRAT distributed (i) 415,197 shares of Class B Common Stock held by the 2010 Three-Year GRAT to Mr. Ergen as an annuity payment, and (ii) the remaining 881,449 shares of Class B Common Stock held by the 2010 Three-Year GRAT to the Ergen 2010 Family Trust.  The 2010 Three-Year GRAT expired in accordance with its terms on December 2, 2013.

On December 1, 2014, the 2010 Four-Year GRAT distributed (i) 317,870 shares of Class B Common Stock held by the 2010 Four -Year GRAT to Mr. Ergen as an annuity payment, and (ii) 1,071,503 shares of Class B Common Stock held by the 2010 Four-Year GRAT to the Ergen 2010 Family Trust.  The 2010 Four-Year GRAT expired in accordance with its terms on December 1, 2014.

On November 30, 2015, the 2010 Five-Year GRAT distributed (i) 380,240 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment, and (ii) the remaining 1,076,458 shares of Class B Common Stock held by the 2010 Five-Year GRAT to the 2010 Family Trust.  The 2010 Five-Year GRAT expired in accordance with its terms on November 30, 2015.

The 2010 Family Trust acquired beneficial ownership of a total of 3,560,833 shares of Class B Common Stock as a result of the distributions of Class B Common Stock held by the 2010 GRATs as described above.

The 2015 GRAT acquired beneficial ownership of 9,000,000 shares of Class B Common Stock when Mr. Ergen contributed such shares of Class B Common Stock to the 2015 GRAT on November 30, 2015.

Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes.  Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As described in Item 3 above, Mr. Ergen contributed 9,000,000 shares of Class B Common Stock to the 2015 GRAT on November 30, 2015.  Mr. Ergen established the 2015 GRAT for estate planning purposes.  Under the trust agreement establishing the 2015 GRAT, Mr. Gouger will serve as trustee of the 2015 GRAT and will hold sole voting and investment power over the 9,000,000 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6 below.  Mr. Ergen receives an annual annuity amount from the 2015 GRAT under the trust agreement governing the 2015 GRAT.  Members of Mr. Ergen’s family are the beneficiaries of the 2015 GRAT.  The 2015 GRAT is scheduled to expire on November 30, 2018.

During the fourth quarter of each year, Mr. Ergen received an annuity amount from each of the 2010 GRATs under the trust agreements governing the 2010 GRATs, assuming that the particular 2010 GRAT had not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment was based in part on the price of the Class A Common Stock on the distribution date.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may have included, and be based upon, amounts generated from the holdings of each 2010 GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by each 2010 GRAT.  On November 30, 2015, the 2010 Five-Year GRAT distributed (i) 380,240 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment, and (ii) the remaining 1,076,458 shares of Class B Common Stock held by the 2010 Five-Year GRAT to the 2010 Family Trust. On November 30, 2015, the 2010 Five-Year GRAT expired in accordance with its terms.   The 2010 Two-Year GRAT, 2010 Three-Year GRAT and the 2010 Four-Year GRAT previously distributed the following shares of Class B Common Stock, respectively: (A) to Mr. Ergen, as an annuity payment, (i) 1,968,777; (ii) 1,618,551; and (iii) 1,428,497, and (B) as described in Item 3 above, to the 2010 Family Trust (i) 531,423; (ii) 881,449; and (iii) 1,071,503.  Each of the 2010 Two-Year GRAT, 2010 Three-Year GRAT and the 2010 Four-Year GRAT expired in accordance with its terms as described in Item 3 above.  The 2010 Family Trust acquired beneficial ownership of a total of 3,560,833 shares of Class B Common Stock as a result of the distributions of Class B Common Stock held by the 2010 GRATs as described above.

ITEM 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 30, 2015. See Items 11 and 13 of the cover pages to this Amendment No. 8 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 8 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Except as disclosed below, neither Mr. Gouger nor the 2010 Five-Year GRAT, the 2010 Family Trust, the 2014 GRAT, and the 2015 GRAT are party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreements for each of the 2010 Family Trust, the 2010 Five-Year GRAT, the 2014 GRAT, and the 2015 GRAT each contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2010 Five-Year GRAT, the 2010 Family Trust, the 2014 GRAT, or the 2015 GRAT, respectively, unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of each of the 2010 Five-Year GRAT, the 2010 Family Trust, the 2014 GRAT, and the 2015 GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2010 Five-Year GRAT, the 2010 Family Trust, the 2014 GRAT, or the 2015 GRAT, respectively.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2010 Five-Year GRAT, 2010 Family Trust, the 2014 GRAT, or the 2015 GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated November 30, 2010, May 30, 2014, and November 30, 2015; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER

Dated: December 1, 2015	/s/ William R. Gouger

ERGEN 2010 FAMILY TRUST

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee

ERGEN THREE-YEAR 2014 SATS GRAT

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee

ERGEN THREE -YEAR 2015 SATS GRAT

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee

ERGEN 2010 FIVE-YEAR SATS GRAT

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER

Dated: December 1, 2015	/s/ William R. Gouger

ERGEN 2010 FAMILY TRUST

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee

ERGEN THREE-YEAR 2014 SATS GRAT

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee

ERGEN THREE-YEAR 2015 SATS GRAT

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee

ERGEN 2010 FIVE-YEAR SATS GRAT

Dated: December 1, 2015	/s/ William R. Gouger
William R. Gouger, Trustee